Exhibit (a)(5)(B)

Grand Chip Investment GmbH

Frankfurt am Main

Announcement regarding the availability of the offer document pursuant to section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisitions and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz (WpÜG))

THE INFORMATION CONTAINED IN THIS DOCUMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF SUCH JURISDICTION

As of today, the offer document regarding the voluntary public takeover offer of Grand Chip Investment GmbH (the “Bidder”), with registered office in Frankfurt am Main, Germany, to the shareholders of AIXTRON SE (“AIXTRON”), with registered office in Herzogenrath, Germany, for the acquisition of all of their no-par value registered shares (auf den Namen lautende Stückaktien) in AIXTRON (collectively, “AIXTRON Shares”), including all AIXTRON Shares represented by American Depositary Shares (“ADSs”), as well as an English translation of the offer document are available for download on the internet at http://www.grandchip-aixtron.com.

The offer document is also available for distribution free of charge in Germany at Deutsche Bank AG, GSS/Issuer Services, Post-IPO Services, Taunusanlage 12, 60325 Frankfurt am Main, Germany, fax: +49 (0)69 910-38794, e-mail: dct.tender-offers@db.com.

In addition, the English translation of the offer document, which has not been reviewed by BaFin, is also available free of charge from D.F. King & Co., Inc. at D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, United States, e-mail: AIXG@dfking.com and by calling D.F. King & Co., Inc. at +1 (877) 478-5043 (toll-free in the United States).

Frankfurt am Main, 29 July 2016

Grand Chip Investment GmbH

Important Information

This announcement pursuant to section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisitions and Takeover Act is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding AIXTRON Shares (including AIXTRON Shares represented by ADSs) has commenced on 29 July 2016. The terms and conditions of the takeover offer are published in, and the solicitation and offer to purchase AIXTRON Shares (including AIXTRON Shares represented by ADSs) are made only pursuant to the offer document as approved by BaFin and related offer materials prepared by the Bidder. The English translation of the offer document and related offer materials have been published and have been or will be filed with the U.S. Securities and

Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO. AIXTRON intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer.

The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials), as they may be amended from time to time, contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this announcement, govern the terms and conditions of the takeover offer.

Those materials and other documents filed by the Bidder or AIXTRON with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. In addition, the Bidder’s Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.